EXHIBIT 99.1

Westport Fuel Systems Reports Fourth Quarter and Full Year 2018 Financial Results

Strong 2018 Financial Performance and Continued Growth in 2019

VANCOUVER, British Columbia, March 19, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the fourth quarter and year ended December 31, 2018 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Key Accomplishments

  Revenue up 18 per cent year-over-year

  Adjusted EBITDA positive $9.7 million compared with negative $19.7 million in 2017

  Global trends and policies position Westport HPDI 2.0™ for success

  Strong 2019 outlook driven by product portfolio, market reach and technology leadership

2018: Strong Focus on Financial and Market Performance

  The first full year of commercialization of Westport HPDI 2.0™ in the European market offering a “no-compromise” performance heavy-duty truck with reduced greenhouse gas (“GHG”) emissions that is ideal for long-haul use.

  Announced definitive development and supply agreements with Weichai Westport Inc. (“WWI”) to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co., Ltd.’s (“Weichai Power”) heavy-duty engine platforms, with launch expected in second half of 2019.

Financial Highlights

  Driven by strength in the independent aftermarket business and growing original equipment manufacturer ("OEM") sales, 2018 Transportation revenue increased by 18% to $270.3 million, compared with $229.8 million in 2017.

  2018 net loss from continuing operations of $40.8 million, a reduction of 35% compared to a net loss of $62.9 million in 2017.

  2018 AEBITDA of positive $9.7 million compared to negative $19.7 million for 2017.

  Cash and cash equivalents as of December 31, 2018 were  $61.1 million compared to $71.8 million at December 31, 2017.

"Westport Fuel Systems’ extensive product portfolio of market-ready solutions, global reach, and technology leadership, combined with existing and imminent international public policy decisions, position us for continued growth,” said David Johnson, Chief Executive Officer of Westport Fuel Systems. “Management’s primary focus is on execution and capitalizing on the present opportunity. Our continued commitment and focus is to build a sustainable, profitable company that delivers value to customers and shareholders.”

2019 KEY PRIORITIES

Our key strategic priorities for 2019 are:

  Sustain growth of our light-duty and medium-duty business through both the aftermarket and OEM channels.

  Ensure the successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables further cost reductions and margin improvement.

  Secure additional OEM customers for Westport HPDI 2.0™ in key market geographies.

  Continued focus on cost reduction to better align with revenues and to improve cash flow.

GUIDANCE

Westport Fuel Systems expects consolidated revenue from continuing operations to be in the range of $265 and $295 million for the full year of 2019.

Q4 2018 & FULL YEAR 2018 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS(1)
($ in millions, except per share amounts)	Three Months Ended December 31,		Change Better / (Worse)	Year Ended December 31,
	2018	2017		2018	2017
Consolidated Revenues	$60.5	$57.5	5%	$270.3	$229.8
Consolidated Gross Margin	12.3	14.0	(12)%	64.2	60.3
Consolidated Gross Margin %	20%	24%	—	24%	26%
Consolidated Operating Expenses	27.3	32.1	15%	116.9	127.0
Research & Development Expenses (2)	6.8	11.6	41%	30.6	50.1
Income from Unconsolidated Joint Ventures (3)	5.8	(0.3)	N/A	22.7	12.5
Net Loss from Continuing Operations	(10.4)	(20.8)	50%	(40.8)	(62.9)
Net Loss per Share from Continuing Operations	(0.08)	(0.14)	43%	(0.31)	(0.52)
Adjusted EBITDA (4)	0.2	(4.9)	104%	9.7	(19.7)

(1) The 2017 and 2018 periods have been revised to reflect the reclassification of the CNG Compressor business to discontinued operations.
(2) Research & development expenses are included in consolidated operating expenses.
(3) The Company's income from unconsolidated joint ventures would have been $6.4 million and $19.2 million for the quarter and year ended December 31, 2017, respectively, excluding the $6.7 million one-time tax charge related to deferred tax assets as a result of the U.S. tax legislation passed in December 2017.
(4) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended December 31, 2018 increased by $3.0 million to $60.5 million, or 5% over the same period last year. This is largely driven by increased aftermarket revenue and shipments of the Westport HPDI 2.0™ product, offset by the lower Euro against the U.S. dollar.

  Consolidated gross margin for the quarter ended December 31, 2018 decreased by $1.7 million to $12.3 million over the same period last year. This is due to product mix and fixed costs associated with sales of Westport HPDI 2.0™.

  Consolidated operating expenses for the quarter ended December 31, 2018 decreased by $4.8 million to $27.3 million, or 15% over the same period last year. This is primarily related to a reduction in research and development expenses related to the Westport HPDI 2.0™ program, partially offset by higher legal costs associated with the SEC investigation.

  Income from the unconsolidated joint ventures for the quarter ended December 31, 2018 increased by $6.1 million to $5.8 million compared to a loss of $0.3 million in the same period last year. Excluding the $6.7 million CWI tax charge noted above, income from the unconsolidated joint ventures would have been consistent year over year. The quarter ended December 31, 2018 was negatively impacted by a CWI warranty charge on its extended warranty program.

  Net loss from continuing operations for the quarter ended December 31, 2018 was $10.4 million or a loss of $0.08 per share, compared with net loss of $20.8 million or $0.14 per share in the same period last year. This improvement is driven by reduced operating expenses and higher income from unconsolidated joint ventures, partially offset by lower margins.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended December 31,		Better / (Worse)	Year Ended December 31,		Better / (Worse)
($ in millions, except unit amounts)	2018	2017		2018	2017
Units	2,362	2,398	(2)%	7,393	7,955	(7)%
Revenue	$94.1	$91.6	3%	$319.4	$317.3	1%
Gross Margin	20.9	31.3	(33)%	91.0	109.5	(17)%
Gross Margin %	22%	34%	—	28%	34%	—
Operating Expenses	$9.2	$10.1	9%	$35.5	$52.2	32%
Segment Operating Income	11.7	21.2	(45)%	55.4	57.3	(3)%
Westport Fuel Systems 50% Interest	5.7	(0.4)	N/A	22.7	12.5	82%
  Revenue for the quarter ended December 31, 2018 increased by $2.5 million to $94.1 million, or 3% over the same period last year, due to higher parts revenue.

  Gross margin for the quarter ended December 31, 2018 decreased by $10.4 million to $20.9 million, or 22% of revenue from $31.3 million or 34% of revenue in the prior year quarter. The decrease in gross margin and gross margin percentage resulted primarily from a $7.4 million extended warranty charge.

  Operating income for the quarter ended December 31, 2018 decreased by $9.5 million to $11.7 million, or 45% over the same period last year, primarily due to the extended warranty charge, offset by lower operating expenses.

  Westport Fuel Systems share of in CWI's net income for the quarter ended December 31, 2018 increased to a income of $5.7 million from a loss of $0.4 million in same period last year, due to a $13.4 million one-time tax charge that was recorded in the quarter ended December 31, 2017 as a result of the U.S. tax legislation passed in December 2017. Excluding the tax charge, Westport Fuel Systems 50% interest would have been $6.3 million for the quarter ended December 31, 2017.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow. Adjusted EBITDA includes the Company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The Company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18
Three months ended
Net loss from continuing operations	$(20.8)	$(12.6)	$(5.7)	$(12.1)	$(10.4)

Income tax expense	0.1	0.9	0.1	2.6	(1.5)
Interest Expense, net	2.5	2.1	1.7	2.3	2.6
Depreciation and amortization	3.9	4.2	4.1	4.2	4.0
EBITDA	(14.3)	(5.4)	0.2	(3.0)	(5.3)

Stock based compensation	0.7	0.3	1.4	0.6	0.7
Unrealized foreign exchange (gain) loss	(1.3)	—	5.2	2.2	1.6
Asset impairment	0.6	—	—	—	0.6
Restructuring, termination and other exit costs	1.8	0.6	0.2	—	—
CWI US tax adjustment	6.7	—	—	—	—
Legal costs associated with SEC investigation	0.9	0.9	2.5	3.5	3.1
Other	—	0.2	(0.9)	1.0	(0.5)
Adjusted EBITDA	$(4.9)	$(3.4)	$8.6	$4.3	$0.2

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the fourth quarter and year ended December 31, 2018, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the year ended December 31, 2018.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 3022. The replay will be available until March 26, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

2019 ANNUAL MEETING OF SHAREHOLDERS

The Westport 2019 Annual Meeting of Shareholders will be held on Monday, May 6, 2019 at 10:00 am Eastern Time at 3400 One First Canadian Place, Toronto, ON M5X 1A4.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI), Westport Fuel Systems' expected timing and cost reduction resulting from organizational restructurings, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, CWI performance, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com